

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 4, 2010

Mr. Roland Hagman
Vice President Group Function
Financial Control
LM Ericsson Telephone Company
SE-164 83
Stockholm, Sweden

   Re: LM Ericsson Telephone Company
    Form 20-F for the fiscal year ended December 31, 2009
    Filed April 21, 2010
    File No. 000-12033

Dear Mr. Hagman:

   We have completed our review of your filing and have no further comments at this time.

         Sincerely,

         /s Robert Bartelmes, for

         Larry Spirgel
         Assistant Director